
16009117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65336

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2015_____AND ENDING_____12/31/2015_____
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolverine Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, Suite 200
_____
                      (No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pat Murphy	312-884-3044
	(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
_____
             (Name – *if individual, state last, first, middle name*)

171 N Clark St #200	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    X Certified Public Accountant

    ··· Public Accountant

    ··· Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Pat Murphy_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Wolverine Execution Services, LLC_____ , as of __December 31_____, 2015_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Operating Officer
_____
Title

Notary Public   2.29.16

OFFICIAL SEAL
JOSEPH J TUCKER
Notary Public - State of Illinois
My Commission Expires Apr 28, 2019

This report ** contains (check all applicable boxes):
X   (a) Facing Page.
X   (b) Statement of Financial Condition.
··· (c) Statement of Income (Loss).
··· (d) Statement of Changes in Financial Condition.
··· (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
··· (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
··· (g) Computation of Net Capital.
··· (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
··· (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
··· (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
··· (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X   (l) An Oath or Affirmation.
··· (m) A copy of the SIPC Supplemental Report.
··· (n) A copy of the Exemption Report
... (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11 (d)2(iv)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370

T +1 312 856 0200
F +1 312 565 4719
grantthornton.com

Member
Wolverine Execution Services, LLC

We have audited the accompanying statement of financial condition of Wolverine Execution Services, LLC (an Illinois limited liability company) (the Company) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wolverine Execution Services, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 29, 2016

Contents

Wolverine Execution Services, LLC
(an Illinois limited liability company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash	$ 108,306
Receivables from brokers, dealers and clearing organizations	39,801,198
U.S. government security owned, at fair value	6,629,030
Accounts receivable, net of allowance for bad debt of $318,094	11,727,946
Property and equipment, at cost, net of accumulated depreciation of $2,041,045	731,492
Due from affiliates	16,386
TOTAL ASSETS	**$59,014,358**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Due to affiliates	$12,937,128
Accounts payable and accrued expenses	12,403,093
Total liabilities	25,340,221
Member's equity	33,674,137
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$59,014,358**

The accompanying notes are an integral part of this statement.

Wolverine Execution Services, LLC
(an Illinois limited liability company)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
December 31, 2015

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Wolverine Execution Services, LLC (the Company) was organized under the State of Illinois Revised Limited Liability Company Act on July 19, 2001.

The Company is a registered broker-dealer and was approved as a member of the National Association of Securities Dealers, Inc. (NASD) in November 2002. In July 2007, the NASD and the member regulation, enforcement and arbitration functions of the New York Stock Exchange merged to form the Financial Industry Regulatory Authority, Inc. (FINRA). In addition, the Company was approved as a member of the National Futures Association in September 2003. The Company provides execution services for Wolverine Trading, LLC (the Parent) and other affiliates, as well as broker-dealers, registered investment advisors and institutional customers. The Company is a member of the Chicago Board Options Exchange, the International Securities Exchange, the Philadelphia Stock Exchange, National Futures Association, NYSE Amex, NYSE Arca, the Chicago Stock Exchange, the Chicago Futures Exchange, the Chicago Board Stock Exchange, the MIAX Options Exchange, the Boston Options Exchange, NASDAQ, NASDAQ OMX, EDGX and BATS.

On September 26, 2012, the Company was approved by the Options Clearing Corporation (OCC) to act only as a clearing member that transfers confirmed trades or allocates positions to other clearing members and not to carry positions in its accounts with OCC on a routine basis.

The Company is a wholly owned subsidiary of Wolverine Trading, LLC (the Parent).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Cash

The Company is exposed to concentrations of credit risk. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At ties, the Company may maintain balances in excess of FDIC limits. The Company monitors this credit risk and has not experienced any losses related to these risks.

Property and Equipment

Property and equipment items are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the underlying assets using straight-line and accelerated depreciation

methods. Expenditures, which materially extend the original lives of assets, are capitalized and amortized over their useful lives.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price), in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value is based upon quoted market prices. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, and credit curves. Observable inputs are those that market participants would use in pricing assets or liabilities based on market data obtained from sources independent of the Company. The fair value hierarchy is categorized in three levels based on the inputs as follows.

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on inputs, other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations based on inputs that are unobservable in the market place and significant to the overall fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of inputs that is significant to the fair value measurement.

The Company's assets and liabilities recorded at fair value have been categorized based upon the fair value hierarchy, see Note H.

Income Taxes

The Company has elected to be treated as a disregarded entity for federal and state income tax purposes. Consequently, no provision or credit has been recorded for federal income taxes as the Company's income (loss) is directly taxable to the individual members.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company applied the guidance to all tax positions for which the statute of limitations remained open. As of December 31, 2015, the open tax years are 2012 through 2015. As of December 31, 2015, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits

during the current year. The Company did not have any material amounts accrued for interest and penalties at December 31, 2015.

NOTE C - RECEIVABLE FROM AND EQUITY WITH OTHER BROKERS AND CLEARING ORGANIZATIONS

Goldman Sachs Execution & Clearing, L.P. (Goldman Sachs); Merrill Lynch, Pierce, Fenner and Smith Incorporated (Merrill Lynch); ABN AMRO Clearing Chicago LLC (ABN AMRO); and the Options Clearnig Corporation (OCC) act as clearing brokers for the Company under separate agreements. Cash on deposit with the clearing brokers satisfy any existing margin requirements. Balances at clearing brokers consist of cash on deposit as of December 31, 2015.

In the event that a clearing broker becomes insolvent, recovery of the Company's funds might be limited to the equity capital of the respective clearing broker.

NOTE D - RELATED PARTY TRANSACTIONS

At December 31, 2015, the Company had payable balances of $5,631,596 to Wolverine Trading, LLC, the Parent, $3,690,837 to Wolverine Trading Technologies, LLC, $2,400,000 to Wolverine Alternative Investments, LLC, $1,200,000 to BH Ventures, LLC, $11,157 to 360 TCS, LLC, and $3,538 to Wolverine Trading UK Ltd., each of which is an affiliated entity, and recorded as due to affiliates within accounts payable and accrued expenses on the statement of financial condition. The Company had receivable balances of $10,618 from Wolverine Securities, LLC, $4,628 from Wolverine Capital Markets, LLC, $192 from Wolverine Asset Management, LLC, and $948 from Wolverine Asset Management UK, Ltd., each of which is an affiliated entity, and recorded within due from affiliates on the statement of financial condition. There is no interest expense provided on these unsecured advances, and repayments are to be made at the discretion of the Parent and affiliate as appropriate.

The Parent provides administrative support to the Company.

NOTE F - COMMITMENTS

The Company was an introducing and clearing broker as of December 31, 2015. All transactions for customers were settled on a fully disclosed basis with other broker-dealers. The Company held no customer accounts or positions as of December 31, 2015. In connection with these arrangements, the Company has guaranteed the performance of its customers and is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. As such, the Company has a required deposit of $100,000, $250,000 and $250,000 with Goldman Sachs, Merrill Lynch and ABN AMRO, respectively, for the Company's customer activity, which can be in cash or securities. These deposits are included in receivables from clearing brokers on the accompanying statement of financial condition. The Company cannot

Wolverine Execution Services, LLC
(an Illinois limited liability company)
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2015

determine the maximum exposure under these guarantees as the amount is contingent on the number of transactions and, accordingly, has not recorded a liability.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under the basic net capital rule and is therefore required to maintain adjusted net capital equivalent to $100,000 or 6-2/3%, of aggregate indebtedness, whichever is greater, as these terms are defined under Rule 15c3-1. As of December 31, 2015, the Company had a minimum net capital requirement of $1,689,349.

Adjusted net capital changes from day to day but, at December 31, 2015, the Company had adjusted and excess net capital of $22,711,069 and $21,021,720, respectively, as calculated under Rule 15c3-1. The net capital rule might effectively restrict the withdrawal of capital.

The Company became a member of the OCC effective September 26, 2012. As of December 31, 2015, the Company had purchased and pledged $6.63 million worth of six-month treasury bills and $34,390,253 of cash collateral to meet the OCC's deposit requirement. The cash collateral is included within the receivables from brokers, dealers and clearing organizations on the accompanying statement of financial condition. These treasury bills are recorded as U.S. government securities owned on the accompanying statement of financial condition. During 2015, the Company maintained its special reserve account for the exclusive benefit of customers and Proprietary Accounts of Introducing Brokers (PAIB) reserve account for broker dealers and performed weekly reserve account calculations in accordance with the Securities and Exchange Commission's Customer Protection Rule (Rule 15c3-3). The Company did not hold any customer security positions and therefore maintained zero account balances as of December 31, 2015.

NOTE H - FINANCIAL INSTRUMENTS

The Company is an introducing and clearing broker-dealer, executing trades on the behalf of various broker-dealers and institutional customers. The Company does not hold customer securities or accounts nor does the Company trade on its own behalf. The Company holds a $6.63 million, six-month U.S. government treasury bill, which it pledged to the OCC. All instruments are subject to market risk -- the risk that future changes in market conditions may make an instrument less valuable. As this instrument is carried at market value, changes directly affect income. The market risk associated with government treasury bills is minimal.

The fair market value of the Company's six-month U.S. treasury bill is $6,629,030 as of December 31, 2015, and deemed a Level 1 investment.

Wolverine Execution Services, LLC
(an Illinois limited liability company)
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2015

NOTE I - CONTINGENT LIABILITIES

In the normal course of business, the Company may be subject to various litigation and arbitration matters. When such matters arise, they are vigorously defended and numerous meritorious defenses tend to exist. As of December 31, 2015, there is no outstanding litigation, individually or in the aggregate, that would have a material adverse effect on the Company's financial position.

NOTE J - SUBSEQUENT EVENTS

In accordance with the provisions set forth by the Financial Accounting Standards Board Accounting Standards Codification 855, *Subsequent Events*, management has evaluated subsequent events through February 29, 2016, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or additional disclosure in the Company's financial statement.

Report Pursuant to SEC Rule 17a-5 and Report of
Independent Registered Public Accounting Firm

**Wolverine Execution Services, LLC
(An Illinois Limited Liability Company)**

December 31, 2015